Exhibit 99.1

News Release

October 15, 2018

Turquoise Hill announces third quarter 2018 production and provides underground development update

Turquoise Hill Resources (Turquoise Hill or the Company) today announced third quarter 2018 production for Oyu Tolgoi and provided an update on underground development.

Ulf Quellmann, Chief Executive Officer of Turquoise Hill, said, “We continued to see the impact of higher gold grades during the third quarter as Oyu Tolgoi processed increasing amounts of Phase 4 ore. We are well positioned to meet the upper-end of our 2018 production guidance.

“Rio Tinto has undertaken a second annual re-forecast of underground development schedule and costs and preliminary results have concluded that capital costs remain in line with the overall $5.3 billion budget and the project remains on schedule to complete in 2022. However, there are certain delays, most notably to the completion of Shaft 2, which includes schedule contingency, that are ultimately expected to result in a revised sustainable production start from the first quarter of 2021 to late in the third quarter 2021. We are undertaking a review of the cause and the impact of these delays and will announce the results as soon as possible.”

Third quarter mill throughput decreased 5.0% over Q2’18 due to increased processing of harder Phase 4 ore as well as a planned maintenance shutdown during the quarter. Copper production was flat over Q2’18 as higher grades and recoveries were partially offset by lower throughput. Gold production increased 54.0% over Q2’18 due to higher grades and recoveries. Third quarter sales volumes were impacted by torrential rain in July and August, which consequently affected Chinese road and rail availability. Additionally, Q3’18 sales volumes were generally lower than Q2’18, which benefited from the sales of deferred volumes related to the Q1’18 force majeure.

Turquoise Hill has updated Oyu Tolgoi’s expected copper production for 2018 from between 125,000 and 155,000 tonnes of copper to between 140,000 and 155,000 tonnes of copper in concentrates. The Company continues to expect production of gold in concentrates from between 240,000 and 280,000 ounces for 2018.

Underground development

Rio Tinto, in its role as manager of Oyu Tolgoi and underground construction contractor, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, construction completion schedule remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report. Oyu Tolgoi has committed $2.1 billion to Mongolian vendors and contractors since the restart of project development. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

Despite significant progress in the development of the project, Rio Tinto has notified Turquoise Hill, based on preliminary results, of a delay to achievement of sustainable first production which is now expected to occur by the end of Q3‘21 instead of Q1’21. This is a result of certain delays including, but not limited to, the completion of Shaft 2, which includes over four months of schedule contingency, and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Shaft 2 production capability is a key enabler of increased underground development as well as further construction of critical underground infrastructure, such as Primary Crusher One and the material handling systems, that support the start of production ramp-up. While the full effect of some critical path impacts, including the Shaft 2 delay, has been partly mitigated, the net effect is sustainable first production has been forecast by Rio Tinto to be delayed by up to nine months, and is now anticipated to occur in late Q3’21.

Through the end of Q3’18, Oyu Tolgoi has maintained strong crew productivity and underground development. Until the completion of Shaft 2, Oyu Tolgoi is expected to experience similar, but not increased, development rates as seen in Q3’18. The following table provides a breakdown of the various components of completed lateral development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.3	17.9
Total	15.7	12.8	72.7

Turquoise Hill has commenced its own review, with the assistance of the Company’s independent Qualified Person, of the cost and schedule re-forecast and its impact on the project’s critical path as a result of the anticipated delay in sustainable first production. The Company will assess the impact of this delay including, among other things, to the Company’s cash flows and liquidity during the affected period, any potential increase in funding requirements and the timing of such funding requirements, as well as investigate potential mitigation options relating to cash flow and longer-term project funding. Turquoise Hill will update the market at the conclusion of that process.

Rio Tinto and Turquoise Hill will also commence a definitive estimate review in Q4’18. The definitive estimate review is projected to conclude in early Q3’19 and will provide the next cost and schedule review of the project.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2017	4Q 2017	1Q 2018	2Q 2018	3Q 2018	9 months 2018	9 months 2017	Full Year 2017
Open pit material mined (‘000 tonnes)	27,466	28,929	23,131	22,792	22,523	68,446	76,992	105,921
Ore treated (‘000 tonnes)	10,615	10,838	9,561	10,164	9,652	29,377	30,339	41,177
Average mill head grades:
Copper (%)	0.48	0.53	0.51	0.48	0.51	0.50	0.50	0.51
Gold (g/t)	0.18	0.20	0.25	0.26	0.38	0.29	0.16	0.17
Silver (g/t)	1.34	1.54	1.32	1.17	1.19	1.22	1.34	1.39
Concentrates produced (‘000 tonnes)	170.0	205.4	177.3	178.8	179.8	535.9	517.0	722.5
Average concentrate grade (% Cu)	21.7	22.0	21.9	22.0	21.9	21.9	21.7	21.8
Production of metals in concentrates:
Copper (‘000 tonnes)	36.9	45.3	38.8	39.4	39.4	117.6	112.1	157.4
Gold (‘000 ounces)	31	35	42	50	77	169	80	114
Silver (‘000 ounces)	239	285	221	225	230	676	689	974
Concentrate sold (‘000 tonnes)	176.6	175.5	163.1	220.0	171.9	555.0	548.8	724.3
Sales of metals in concentrates:
Copper (‘000 tonnes)	36.9	35.7	34.3	46.1	36.0	116.4	113.6	149.3
Gold (‘000 ounces)	29	27	31	51	55	137	84	111
Silver (‘000 ounces)	229	205	206	250	201	657	656	860
Metal recovery (%)
Copper	73.5	78.0	79.5	79.7	80.9	80.1	74.3	75.4
Gold	51.2	50.5	55.0	59.8	64.7	61.2	49.4	49.7
Silver	52.8	53.0	54.6	58.4	62.8	58.4	51.8	52.9

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

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